                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.   20549

     --------------------------------------------------------

                                 FORM 11-K

          FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
            AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

     -----------------------------------------------------------

(Mark one)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [No Fee Required]

          FOR YEAR ENDED DECEMBER 31, 1997

                                    or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [No fee required]

          For the transition period from         to
                                         -------    ---------
     -----------------------------------------------------

                      COMMISSION FILE NUMBER 0-17605

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          YANKEE ENERGY SYSTEM, INC.
          401(k) EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          YANKEE ENERGY SYSTEM, INC.
          599 Research Parkway
          Meriden, CT 06450

                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                    FINANCIAL STATEMENTS AND SCHEDULES
                      AS OF DECEMBER 31, 1997 AND 1996

                                   INDEX


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS
  Statement of Net Assets Available for
    Benefits as of December 31, 1997

  Statement of Net Assets Available for
    Benefits as of December 31, 1996

  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1997

  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1996

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL SCHEDULES:
  Schedule I:  Item 27a - Schedule of Assets Held
                 for Investment Purposes as of
                 December 31, 1997

  Schedule II: Item 27d - Schedule of Reportable
                 Transactions for the
                 Year Ended December 31, 1997


All schedules, except as set forth above, are omitted as not applicable or not required.

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                 ----------------------------------------


To the Plan Administrator of the

          Yankee Energy System, Inc.
          401(k) Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions and assets held for investment purposes are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hartford, Connecticut
May 29, 1998

                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                          AS OF DECEMBER 31, 1997


                                                  Merrill Lynch
                                                  Retirement
                                     Cash         Preservation
                                     Fund         Trust
                                   ----------     -------------
ASSETS:
     Cash                           $90,629      $     -
     Short term investments             -          7,910,067
     Mutual funds                       -               -
     Common stock                       -               -
     Employer contributions
          receivable                    -              7,212
     Employee contributions
          receivable                    -             44,590
     Accrued interest receivable       8,950            -
                                    --------      ------------
          Total assets                99,579       7,961,869
                                    --------      ------------

LIABILITIES:
     Note payable-long term
     Note payable-current               -               -
     Accounts payable                   -               -
                                    --------      -----------
          Total liabilities             -               -
                                    --------      -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $ 99,579      $7,961,869
                                    =========     ===========



                                 Merrill Lynch
                                 Growth Fund       Northeast
                                 Investment and    Utilities
                                 Retirement        Stock
                                 Class A           Fund
                                 --------------   -----------
ASSETS:
     Cash                           $     -       $     -
     Short term investments               -             -
     Mutual funds                    6,984,408          -
     Common stock                         -        1,047,860
     Employer contributions
          receivable                     4,202          -
     Employee contributions
          receivable                    53,412          -
     Accrued interest receivable          -             -
                                    -----------   -----------
          Total assets               7,042,022     1,047,860
                                    -----------   -----------

LIABILITIES:
     Note payable-long term
     Note payable-current                 -             -
     Accounts payable                     -             -
                                    ----------    -----------
          Total liabilities               -             -
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $7,042,022    $1,047,860
                                    ==========    ===========



                                    Merrill       Merrill
                                    Lynch         Lynch
                                    Basic Value   Capital
                                    Fund          Fund
                                    Class A       Class A
                                    -----------   ----------
ASSETS:
     Cash                           $     -       $     -
     Short term investments               -             -
     Mutual funds                    4,394,646     2,213,837
     Common stock                         -             -
     Employer contributions
          receivable                     2,506         2,076
     Employee contributions
          receivable                    30,682        18,051
     Accrued interest receivable          -             -
                                    -----------   -----------
          Total assets               4,427,834     2,233,964
                                    -----------   -----------

LIABILITIES:
     Note payable-long term
     Note payable-current                 -             -
     Accounts payable                     -             -
                                    ----------    -----------
          Total liabilities               -             -
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $4,427,834    $2,233,964
                                    ==========    ==========




                                                  Merrill
                                                  Lynch
                                    YES, Inc.     Global
                                    Loan          Allocation
                                    Fund          Fund Class A
                                    ----------    ------------
ASSETS:
     Cash                           $     -       $     -
     Short term investments            951,067          -
     Mutual funds                         -          712,512
     Common stock                         -             -
     Employer contributions
          receivable                      -              670
     Employee contributions
          receivable                      -            7,096
     Accrued interest receivable          -             -
                                    -----------   -----------
          Total assets                 951,067       720,278
                                    -----------   -----------

LIABILITIES:
     Note payable-long term
     Note payable-current                -              -
     Accounts payable                    -              -
                                    ----------    -----------
          Total liabilities              -              -
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $ 951,067    $ 720,278
                                    ==========    ==========





                                                  YES, Inc.
                                   YES, Inc.      Voluntary
                                   Allocation     Stock
                                   Fund           Fund
                                   ----------     ---------
ASSETS:
     Cash                           $     -       $     -
     Short term investments               -             -
     Mutual funds                         -             -
     Common stock                    3,980,953     1,936,395
     Employer contributions
          receivable                   531,686         1,869
     Employee contributions
          receivable                      -           11,622
     Accrued interest receivable          -             -
                                    -----------   -----------
          Total assets               4,512,639     1,949,886
                                    -----------   -----------

LIABILITIES:
     Note payable-long term
     Note payable-current                 -             -
     Accounts payable                     -             -
                                    ----------    -----------
          Total liabilities               -             -
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $4,512,639    $1,949,886
                                    ==========    ==========




                                   Loan           1997
                                   Suspense       Total
                                   --------       ----------
ASSETS:
     Cash                           $     -       $    90,629
     Short term investments               -         8,861,134
     Mutual funds                         -        14,305,403
     Common stock                    2,224,355      9,189,563
     Employer contributions
          receivable                      -           550,221
     Employee contributions
          receivable                      -           165,453
     Accrued interest receivable          -             8,950
                                    -----------   -----------
          Total assets               2,224,355     33,171,353
                                    -----------   -----------

LIABILITIES:
     Note payable-long term
     Note payable-current              200,000        200,000
     Accounts payable                  400,000        400,000
                                    ----------    -----------
          Total liabilities            600,000        600,000
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $1,624,355    $32,571,353
                                    ==========    ===========


The accompanying notes are an integral part of these financial statements.

                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                          AS OF DECEMBER 31, 1996

                                                Merrill Lynch
                                                Retirement
                                     Cash       Preservation
                                     Fund       Trust
                                     -------    ------------
ASSETS:
    Cash                              $3,289    $     -
    Short term investments              -        7,504,288
    Mutual funds                        -             -
    Common stock                        -             -
    Employer contributions
      receivable                        -            6,358
    Employee contributions
      receivable                        -           37,672
    Accrued interest receivable        6,058       -
                                   ----------   ----------
          Total assets                 9,347     7,548,318
                                   ----------   ----------

LIABILITIES:

    Note payable-long term              -             -
    Note payable-current                -             -
    Accounts payable                    -             -
                                   ----------   ----------
        Total liabilities               -             -
                                   ----------   ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $     9,347    $7,548,318
                                 ============   ==========



                              Merrill Lynch
                              Growth Fund         Northeast
                              Investment and      Utilities
                              Retirement          Stock
                              Class A             Fund
                              --------------      ---------
ASSETS:
    Cash                        $       -       $     -
    Short term investments              -             -
    Mutual funds                   5,444,954          -
    Common stock                        -        1,346,425
    Employer contributions
      receivable                       2,840          -
    Employee contributions
      receivable                      39,311          -
    Accrued interest                    -             -
      receivable
                                   ----------   ----------
          Total assets             5,487,105     1,346,425
                                   ----------   ----------

LIABILITIES:

    Note payable-long term              -             -
    Note payable-current                -             -
    Accounts payable                    -             -
                                   ----------   ----------
        Total liabilities               -             -
                                   ----------   ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $ 5,487,105    $1,346,425
                                  ===========   ==========


                              Merrill Lynch
                              Basic Value     Merrill Lynch
                              Fund            Capital Fund
                              Class A         Class A
                              -------------   -------------
ASSETS:
    Cash                        $       -       $     -
    Short term investments              -             -
    Mutual funds                   2,877,346     1,616,090
    Common stock                        -             -
    Employer contributions
      receivable                       1,691         1,439
    Employee contributions
      receivable                      24,489        14,483
    Accrued interest receivable         -              -
                                   ----------   ----------
          Total assets              2,903,526    1,632,012
                                   ----------   ----------

LIABILITIES:

    Note payable-long term               -             -
    Note payable-current                 -             -
    Accounts payable                     -             -
                                   ----------   ----------
        Total liabilities               -             -
                                   ----------   ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $ 2,903,526    $1,632,012
                                  ===========   ==========


                                               Merrill Lynch
                                   Yes, Inc.   Global
                                   Loan        Allocation
                                   Fund        Fund Class A
                                   ---------   ------------

ASSETS:
    Cash                        $       -       $     -
    Short term investments           641,534          -
    Mutual funds                        -          383,005
    Common stock                        -             -
    Employer contributions
      receivable                        -              430
    Employee contributions
      receivable                        -            6,452
    Accrued interest receivable         -             -
                                   ----------   ----------
          Total assets               641,534       389,887
                                   ----------   ----------

LIABILITIES:

    Note payable-long term              -             -
    Note payable-current                -             -
    Accounts payable                    -             -
                                   ----------   ----------
        Total liabilities               -             -
                                   ----------   ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $   641,534    $ 389,887
                                  ===========   ==========



                                YES, Inc.         YES, Inc.
                                Allocation        Voluntary
                                Fund              Stock Fund
                                ----------        ----------
ASSETS:
    Cash                        $       -       $     -
    Short term investments              -             -
    Mutual funds                        -             -
    Common stock                   3,004,905     1,752,396
    Employer contributions
      receivable                     453,532         2,015
    Employee contributions
      receivable                        -           10,950
    Accrued interest receivable         -             -
                                   ----------   ----------
          Total assets             3,458,437     1,765,361
                                   ----------   ----------

LIABILITIES:

    Note payable-long term              -             -
    Note payable-current                -             -
    Accounts payable                    -             -
                                   ----------   ----------
        Total liabilities               -             -
                                   ----------   ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $ 3,458,437    $1,765,361
                                  ===========   ==========


                                 Loan             1996
                                 Suspense         Total
                                 --------         -----

ASSETS:
    Cash                        $       -       $    3,289
    Short term investments              -        8,145,822
    Mutual funds                        -       10,321,395
    Common stock                   2,235,151     8,338,877
    Employer contributions
      receivable                        -          468,305
    Employee contributions
      receivable                        -          133,357
    Accrued interest receivable         -            6,058
                                   ----------   ----------
          Total assets             2,235,151    27,417,103
                                   ----------   ----------

LIABILITIES:

    Note payable-long term           600,000       600,000
    Note payable-current             400,000       400,000
    Accounts payable                    -             -
                                   ----------   ----------
        Total liabilities          1,000,000     1,000,000
                                   ----------   ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $ 1,235,151   $26,417,103
                                 ===========   ===========


The accompanying notes are an integral part of these financial statements.

                       YANKEE ENERGY SYSTEM, INC.

                401(k) EMPLOYEE STOCK OWNERSHIP PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEAR ENDED DECEMBER 31, 1997

                                             Participant Directed
                                             --------------------
                                             Merrill Lynch
                                   Cash      Retirement
                                   Fund      Preservation Trust
                                   ------    ------------------
ADDITIONS:
    Employee contributions
      and rollovers             $       -       $  501,591
    Employer contributions              -           80,099
    Interfund transfers in              -          817,274
    Earnings -
        Interest                       2,246        22,946
        Dividends                       -          498,892
        Realized gain (loss)            -             -
        Unrealized gain (loss)          -             -
                                -------------  ------------
    Total additions                    2,246     1,920,802
                                ------------   ------------
DEDUCTIONS:

    Interfund transfers out             -        1,089,426
    Benefit payments                 (87,986)      417,825
    Interest expense                    -             -
                                ------------    ----------
        Total deductions             (87,986)    1,507,251
                                ------------    ----------
    Net increase (decrease)           90,232       413,551

NET ASSETS AVAILABLE FOR
BENEFITS, beginning of year            9,347     7,548,318
                                ------------    ----------
NET ASSETS AVAILABLE FOR
BENEFITS, end of year           $    99,579     $7,961,869
                                 ===========    ==========




                                   Participant Directed
                              --------------------------------
                                 Merrill Lynch
                                 Growth Fund         Northeast
                                 Investment and      Utilities
                                 Retirement          Stock
                                 Class A             Fund
                                 --------------      ----------
ADDITIONS:
    Employee contributions
      and rollovers              $   632,772      $   -
    Employer contributions            40,609          -
    Interfund transfers in           584,797          -
    Earnings -
        Interest                      16,042          -
        Dividends                    551,523        24,170
        Realized gain (loss)         134,653      (176,425)
        Unrealized gain (loss)       356,739        45,303
                                -------------  ------------
    Total additions                2,317,135      (106,952)
                                ------------   ------------
DEDUCTIONS:

    Interfund transfers out          480,600       121,692
    Benefit payments                 281,618        69,921
    Interest expense                    -             -
                                ------------    ----------
        Total deductions             762,218       191,613
                                ------------    ----------
    Net increase (decrease)        1,554,917      (298,565)

NET ASSETS AVAILABLE FOR
BENEFITS, beginning of year        5,487,105     1,346,425
                                ------------    ----------
NET ASSETS AVAILABLE FOR
BENEFITS, end of year            $ 7,042,022   $ 1,047,860
                                 ===========    ==========



                                   Participant Directed
                              --------------------------------
                                 Merrill Lynch  Merrill Lynch
                                 Basic Value    Capital
                                 Fund           Fund
                                 Class A        Class A
                                 -------------  -------------
ADDITIONS:
    Employee contributions
      and rollovers              $   382,515    $  204,417
    Employer contributions            23,753        20,299
    Interfund transfers in           557,437       169,691
    Earnings -
        Interest                       9,916         7,872
        Dividends                    327,192       180,196
        Realized gain (loss)          58,317        10,272
        Unrealized gain (loss)       520,943       175,699
                                -------------  -----------
    Total additions                1,880,073       768,446
                                ------------   -----------
DEDUCTIONS:

    Interfund transfers out          231,238       136,224
    Benefit payments                 124,527        30,270
    Interest expense                    -             -
                                ------------    ----------
        Total deductions             355,765       166,494
                                ------------    ----------
    Net increase (decrease)        1,524,308       601,952

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, beginning of year        2,903,526     1,632,012
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS, end of year            $ 4,427,834   $ 2,233,964
                                 ===========    ==========


                                               Participant
                                               Directed
                                               --------------
                                               Merrill Lynch
                                               Global
                                    YES, Inc.  Allocation
                                    Loan Fund  Fund Class A
                                    ---------  ------------
ADDITIONS:
    Employee contributions
      and rollovers              $      -       $  115,365
    Employer contributions              -            7,004
    Interfund transfers             (322,609)      188,801
    Earnings -
        Interest                        -            1,787
        Dividends                       -           89,538
        Realized gain (loss)            -            2,748
        Unrealized gain (loss)          -          (36,449)
                                -------------  ------------
    Total additions                 (322,609)      368,794
                                -------------  -----------
DEDUCTIONS:

    Interfund transfers out         (632,142)       37,825
    Benefit payments                    -              578
    Interest expense                    -             -
                                -------------   ----------
        Total deductions            (632,142)       38,403
                                ------------    ----------
    Net increase (decrease)          309,533       330,391

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, beginning of year          641,534       389,887
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS, end of year            $   951,067   $   720,278
                                 ===========    ==========


                                                Participant
                                                Directed
                                                --------------
                                 YES, Inc.      YES, Inc.
                                 Allocation     Voluntary
                                 Fund           Stock Fund
                                 ----------     ----------
ADDITIONS:
    Employee contributions
      and rollovers              $      -       $  148,551
    Employer contributions           531,686        20,572
    Interfund transfers                 -           67,039
    Earnings -
        Interest                        -           57,613
        Dividends                       -          100,870
        Realized gain (loss)           8,310        18,975
        Unrealized gain (loss)       805,365       381,526
                                -------------  ------------
    Total additions                1,345,361       795,146
                                -------------  ------------
DEDUCTIONS:

    Interfund transfers out          106,068       491,499
    Benefit payments                 185,091       119,122
    Interest expense                    -             -
                                ------------    ----------
        Total deductions             291,159       610,621
                                ------------    ----------
    Net increase (decrease)        1,054,202       184,525

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, beginning of year        3,458,437     1,765,361
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS, end of year            $ 4,512,639   $ 1,949,886
                                 ===========    ==========


                                 Loan           1997
                                 Suspense       Total
                                 --------       -----
ADDITIONS:
    Employee contributions
      and rollovers              $      -       $1,985,211
    Employer contributions              -          724,022
    Interfund transfers in              -        2,062,430
    Earnings -
        Interest                        -          118,422
        Dividends                       -        1,772,381
        Realized gain (loss)            -           56,850
        Unrealized gain (loss)       442,737     2,691,863
                                -------------  ------------
    Total additions                  442,737     9,411,179
                                -------------  ------------
DEDUCTIONS:

    Interfund transfers out             -        2,062,430
    Benefit payments                    -        1,140,966
    Interest expense                  53,533        53,533
                                ------------    ----------
        Total deductions              53,533     3,256,929
                                ------------    ----------
    Net increase (decrease)          389,204     6,154,250

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, beginning of year        1,235,151    26,417,103
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS, end of year            $ 1,624,355   $32,571,353
                                 ===========   ===========

The accompanying notes are an integral part of these financial statements.

                        YANKEE ENERGY SYSTEM, INC.
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              FOR THE YEAR ENDED DECEMBER 31, 1996

                                                  Participant
                                                  Directed
                                                  -------------
                                                  Merrill Lynch
                                                  Retirement
                                Cash              Preservation
                                Fund              Trust
                              ----------          ------------
ADDITIONS:
  Employee contributions
     and rollovers            $      -            $   522,829
  Employer contributions             -                 92,877
  Interfund transfers in             -              8,015,932
  Earnings -
     Interest                       3,902              16,054
     Dividends                       -                460,811
     Realized gain (loss)            -                   -
     Unrealized gain (loss)          -                   -
                               ----------         -----------
       Total additions              3,902           9,108,503
                              -----------         -----------

DEDUCTIONS:
  Interfund transfers out            -              8,304,202
  Benefit payments                (43,488)            815,616
  Interest expense                   -                   -
                              ------------        -----------
       Total deductions           (43,488)          9,119,818
                              ------------        -----------

       Net increase (decrease)     47,390             (11,315)

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning
  of year                         (38,043)          7,559,633
                              ------------        -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year       $     9,347         $ 7,548,318
                              ================    ===============



                                     Participant Directed
                              ----------------------------------
                              Merrill Lynch
                              Growth Fund         Northeast
                              Investment and      Utilities
                              Retirement          Stock
                              Class A             Fund
                              ---------------     ----------
ADDITIONS:
  Employee contributions
     and rollovers            $   455,932         $      -
  Employer contributions           36,917                -
  Interfund transfers in          514,186                -
  Earnings -
     Interest                      10,252                -
     Dividends                    403,618             180,442
     Realized gain (loss)          18,955            (174,552)
     Unrealized gain (loss)       767,965          (1,123,798)
                              -----------         ------------
       Total additions          2,207,825          (1,117,908)
                              -----------         ------------

DEDUCTIONS:
  Interfund transfers out         536,912             284,207
  Benefit payments                 95,986             170,834
  Interest expense                   -                   -
                              -----------         -----------
       Total deductions           632,898             455,041
                              -----------         -----------

       Net increase (decrease)  1,574,927          (1,572,949)

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning
  of year                       3,912,178           2,919,374
                              -----------         -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year       $ 5,487,105         $ 1,346,425
                              ===========         ===========




                                     Participant Directed
                              ----------------------------------
                              Merrill Lynch
                              Basic Value         Merrill Lynch
                              Fund                Capital Fund
                              Class A             Class A
                              -------------       -------------
ADDITIONS:
  Employee contributions
     and rollovers            $   305,796         $   178,113
  Employer contributions           22,085              19,631
  Interfund transfers in          286,737             221,832
  Earnings -
     Interest                       5,230               4,965
     Dividends                    189,645             152,542
     Realized gain (loss)          23,071               4,282
     Unrealized gain (loss)       201,889              19,176
                              -----------         -----------
       Total additions          1,034,453             600,541
                              -----------         -----------

DEDUCTIONS:
  Interfund transfers out          99,466             102,754
  Benefit payments                232,219             133,268
  Interest expense                   -                   -
                              -----------         -----------
       Total deductions           331,685             236,022
                              -----------         -----------

       Net increase (decrease)    702,768             364,519

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning
  of year                       2,200,758           1,267,493
                              -----------         -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year       $ 2,903,526         $ 1,632,012
                              ===========         ===========



                                                  Participant
                                                  Directed
                                                  --------------
                                                  Merrill Lynch
                              YES, Inc.           Global
                                Loan              Allocation
                                Fund              Fund Class A
                              ---------           ------------
ADDITIONS:
  Employee contributions
     and rollovers            $      -            $    58,146
  Employer contributions             -                  4,058
  Interfund transfers in         (157,164)            197,097
  Earnings -
     Interest                        -                    726
     Dividends                       -                 34,166
     Realized gain (loss)            -                    122
     Unrealized gain (loss)          -                  5,192
                              -----------         -----------
       Total additions           (157,164)            299,507
                              ------------        -----------

DEDUCTIONS:
  Interfund transfers out        (464,282)              5,546
  Benefit payments                  5,034               8,076
  Interest expense                   -                   -
                              ------------        -----------
       Total deductions          (459,248)             13,622
                              ------------        -----------

       Net increase (decrease)    302,084             285,885

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning
  of year                         399,450             104,002
                              -----------         -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year       $   641,534         $   389,887
                              ===========         ===========



                                                  Participant
                                                  Directed
                                                  -------------
                                                  YES, Inc.
                              YES, Inc.           Voluntary
                              Allocation          Stock
                              Fund                Fund
                              ----------          ---------
ADDITIONS:
  Employee contributions
     and rollovers            $      -            $   153,995
  Employer contributions          454,268              25,290
  Interfund transfers in             -                 70,522
  Earnings -
     Interest                        -                  8,565
     Dividends                        155             126,651
     Realized gain (loss)          (1,417)                869
     Unrealized gain (loss)      (593,296)           (315,788)
                              ------------        ------------
       Total additions           (140,290)             70,104
                              ------------        ------------

DEDUCTIONS:
  Interfund transfers out         120,423             159,914
  Benefit payments                298,637             114,052
  Interest expense                   -                   -
                              -----------         -----------
       Total deductions           419,060             273,966
                              -----------         -----------

       Net increase (decrease)   (559,350)           (203,862)

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning
  of year                       4,017,787           1,969,223
                              -----------         -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year       $ 3,458,437         $ 1,765,361
                              ===========         ===========



                               Loan               1996
                               Suspense           Total
                               --------           -----
ADDITIONS:
  Employee contributions
     and rollovers            $      -            $ 1,674,811
  Employer contributions             -                655,126
  Interfund transfers in             -              9,149,142
  Earnings -
     Interest                        -                 49,694
     Dividends                       -              1,548,030
     Realized gain (loss)            -               (128,670)
     Unrealized gain (loss)      (525,770)         (1,564,430)
                              ------------        ------------
       Total additions           (525,770)         11,383,703
                              ------------        ------------

DEDUCTIONS:
  Interfund transfers out            -              9,149,142
  Benefit payments                   -              1,830,234
  Interest expense                (47,748)            (47,748)
                              ------------        -----------
       Total deductions           (47,748)         10,931,628
                              ------------        -----------

       Net increase (decrease)   (478,022)           452,075

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning
  of year                       1,713,173          25,965,028
                              -----------         -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year       $ 1,235,151         $26,417,103
                              ===========         ===========


The accompanying notes are an integral part of these financial statements.

                        YANKEE ENERGY SYSTEM, INC.
                   401(K) EMPLOYEE STOCK OWNERSHIP PLAN
                NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                        DECEMBER 31, 1997 AND 1996


1.   Establishment of The Plan:
     -------------------------
     The Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan (the Plan) was established and effective on July 1, 1989 (the effective date) following the divestiture of the gas business of the Connecticut Light and Power Company (CL&P), a wholly owned subsidiary of Northeast Utilities (NU), and the related creation of Yankee Energy System, Inc. (YES). Each transferred gas employee participating in the Northeast Utilities Tax Reduction Act Employee Stock Ownership Plan (TRAESOP), Payroll Based Employee Stock Ownership Plan (PAYSOP) or Supplemental Retirement Savings Plan became a participant in the Plan effective July 1, 1989. Participant account balances and $7,203,056 in assets were transferred to the Plan on the effective date. The assets were comprised of NU common stock and cash.

2.   Plan Description:
     ----------------

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General -
     -------

     The Plan is a defined contribution 401(k) Employee Stock Ownership Plan established to provide benefits to eligible employees. Participation in the Plan is voluntary. Union employees become eligible to participate on the first day of the month following the completion of one year of service. Non-union employees become eligible to participate on the first day of the month following the completion of six months of service.

     Contributions -
     -------------

     Participants contribute between 1% and 12% of compensation subject to limitations set forth by the Plan. Investment of employee contributions in the various funds is at the employees' discretion. YES matches 100% of non-union employee pre-tax contributions annually up to 3% of compensation and 50% of union employee pre-tax contributions each month up to 5% of compensation.

     Benefit payments -
     ----------------

     Unless a participant elects otherwise, benefit distributions are made in a lump sum not later than sixty days following the end of the Plan year following the later of the participant's 65th birthday, the 10th anniversary of the date on which participation commenced or the termination of employment. In the event of the death of a participant prior to distribution, benefits will be paid to a designated beneficiary in a lump sum.

     Vesting -
     -------

     Non-union employees become 100% vested upon commencing participation in the Plan. Union employees shall at all times be fully vested in employee contributions and will vest in the employer contributions in accordance with the following schedule:


          Years of Service           Vesting %
          ----------------           --------
               1                         20%
               2                         40%
               3                         60%
               4                         80%
               5 or more                100%





     The account balances of union employees, as of June 3, 1989, formerly participating in the NU Supplemental Retirement
     Savings Plan and NU TRAESOP and PAYSOP became fully vested on July 1, 1989.

     Not withstanding the foregoing, union participants shall be fully vested in employer contributions upon reaching age 65 or in the event of death or total disability. Any union employee forfeitures will be used to reduce future employer contributions.

     Loans -
     -----
     Participants may borrow up to the lesser of 50% of the participant's vested interest in his total account or $50,000, reduced by the highest outstanding balance of loans from the Plan during the one-year period preceding the date of the loan.

     Investment options -
     ------------------

     The Plan consists of ten funds as follows:

          Cash Fund -
               Represents a cash fund which is used as a temporary account for overnight transactions and features an investment sweep option to earn interest daily.

          Merrill Lynch Retirement Preservation Trust -
               Provides preservation of participants'
               investments, liquidity and current income that is typically higher than money market funds.

          Merrill Lynch Growth Fund for Investment and Retirement
          Class A -
               Invests in securities, primarily equities.

          Northeast Utilities Stock Fund -
               Account maintains Northeast Utilities stock belonging to transferred CL&P and Northeast Utilities Service Company (NUSCO) employees formerly participating in the NU Supplemental Retirement Savings Plan.

          Merrill Lynch Basic Value Fund Class A -
               Invests in securities, primarily equities.

          Merrill Lynch Capital Fund Class A -
               Invests in equity securities, corporate bonds and money market securities.

          YES, Inc. Loan Fund -
               Represents a clearing account for participant loans.

          Merrill Lynch Global Allocation Fund Class A -
               Invests in U.S. and foreign equity, debt and money market securities.

          YES, Inc. Allocation Fund -
               Represents the employer matching fund which invests in Yankee Energy System, Inc. common stock.

          YES, Inc. Voluntary Stock Fund -
               Invests in Yankee Energy System, Inc. common stock.

3.   Summary of Significant Accounting Policies:
     ------------------------------------------

     Basis of accounting -
     -------------------

     The accompanying financial statements and schedules of the Plan have been prepared on the accrual basis of accounting.

     Administrative expenses -
     -----------------------

     Administrative expenses of the Plan are paid from the Plan assets unless paid by Yankee Energy System, Inc. (the Company). Administrative expenses of approximately $59,000 and $41,000 were paid by the Company in 1997 and 1996, respectively.

     Valuation of investments -
     ------------------------

     The Plan's investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price.

     Use of estimates in the preparation of financial statements-
     -----------------------------------------------------------

     The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

4.   Investments:
     -----------

     The fair market value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1997 and 1996 are as follows:



                                        1997           1996
                                        ----           ----

     Yankee Energy System, Inc.
       common stock                    $8,141,703      $6,992,452

     Northeast Utilities common stock        -          1,346,425

     Merrill Lynch Growth Fund
       Investment and
       Retirement Class A               6,984,408       5,444,954

     Merrill Lynch Retirement
       Preservation Trust
       Money Market                     7,910,067       7,504,288

     Merrill Lynch Basic Value
       Fund Class A                     4,394,646       2,877,346

     Merrill Lynch Capital
       Fund Class A                     2,213,837       1,616,090


     During 1997, the Plan's investments appreciated in fair value by $2,748,713 as follows:

                                             Net Appreciation
                                              (Depreciation)
                                              in Fair Value
                                               During Year
                                             -------------

     Year ended December 31, 1997:

     Fair value as determined by quoted market value:

            Mutual funds                     $ 1,222,922
            YES, Inc. common stock             1,656,913
            NU common stock                     (131,122)
                                             -----------
                                             $ 2,748,713
                                             ===========

     During 1996, the Plan's investments depreciated in fair value by $1,693,100, as follows:


                                             Net Appreciation
                                             (Depreciation)
                                              in Fair Value
                                               During Year
                                             -----------------

     Year ended December 31, 1996:

     Fair value as determined by quoted market value:

          Mutual funds                        $ 1,040,652
          YES, Inc. common stock               (1,435,402)
          NU common stock                      (1,298,350)
                                              ------------
                                              $(1,693,100)
                                              ============

5.   Note Payable:
     ------------

     The Plan has secured a $4,000,000 loan from a commercial bank to Fleet Bank, N.A., the former trustee, the proceeds of which were used to buy YES common stock for the Plan.
     YES has guaranteed the loan. The loan will be repaid over a ten year period ending July 1, 1999 at $400,000 per year plus interest at a rate of 10.38%. Employer non-union matching contributions are used to make annual principal payments. Interest is paid from the earnings of the YES, Inc. loan fund. As the loan is paid down, an equivalent amount of YES stock, which serves as collateral, is released and allocated to participants.

6.   Tax Status:
     ----------

     The Plan obtained its latest determination letter on March 20, 1996 in which the Internal Revenue Service stated that the form of the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since the determination letter was received. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified as of the financial statement date.

7.   Voting Rights:
     -------------

     Each participant is entitled to exercise voting rights attributable to the shares allocated to his account and is notified by Merrill Lynch (the Trustee) prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

8.   Termination of the Plan:
     -----------------------

     YES may suspend, terminate, or completely discontinue contributions under the Plan with respect to its employees subject to the provisions of the Employee Retirement Income
     Security Act of 1974 relating to plan terminations.

     Upon termination or partial termination of the Plan, the rights of all affected participants to their accounts to the date of such termination shall be fully vested to the extent funded.

9.   Subsequent Event:
     ----------------

     During 1998, the following changes to the Plan were made:

     Effective January 1, 1998, YES will match 100% of non-union Yankee Energy Services Company employee pre-tax contributions annually up to 5% of compensation.

     Effective July 1, 1998, the Plan added five additional investment options.

     MFS Strategic Income Fund -
     Invests in foreign and domestic fixed income securities.

     Alliance Premier Growth Fund -
     Invests in a limited number of primarily large U. S. company common stocks and other equity securities.

     Lord Abbett Developing Growth Fund -
     Invests in small company stocks.

     AIM International Equity Fund -
     Invests in primarily foreign equity securities.

     S&P 500 Index Fund -
     Invests in securities listed on Standard & Poor's
     500 Index.


                                                  SCHEDULE I
                                                  EIN# 06-1236430
                                                  PLAN# 001

                     YANKEE ENERGY SYSTEM, INC.
               401 (k) EMPLOYEE STOCK OWNERSHIP PLAN
      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                       AS OF DECEMBER 31, 1997

                                      (c)Description of
                                        investment, including
                                        maturity date, rate of
(a)(b) Identity of issue, borrower      interest, collateral,
       lessor or similar party          par or maturity value
----------------------------------      ----------------------
[S]                                     [C]
     Common Stock:
     ------------

*Yankee Energy System, Inc.                305,081 shares

*Northeast Utilities                        88,711 shares

          Total common stock

     Mutual Funds:
     ------------

*Merrill Lynch Growth Fund
   Investment and Retirement
   Class A                                 244,084 shares

*Merrill Lynch Basic Value
   Fund Class A                            118,517 shares

*Merrill Lynch Capital Fund
   Class A                                  64,151 shares

*Merrill Lynch Global
   Allocation Fund Class A                  50,390 shares

          Total Mutual Funds

     Short Term Investments:
     ----------------------

*Merrill Lynch Retirement
   Preservation Trust                    7,910,067 shares

*YES, Inc. Loan Fund                       951,067 shares

          Total short term
            investments

          Total investments

[/TABLE]


(a)(b) Identity of issue, borrower               (e) Current
      lessor or similar party        (d) Cost       Value
----------------------------------    --------    ----------
     Common Stock:
     ------------

*Yankee Energy System, Inc.          $ 6,674,943   $ 8,141,703

*Northeast Utilities                   1,920,471     1,047,860
                                     -----------   -----------
          Total common stock           8,595,414     9,189,563
                                     -----------   -----------
     Mutual Funds:
     ------------

*Merrill Lynch Growth Fund
   Investment and Retirement
   Class A                             5,976,198     6,984,408

*Merrill Lynch Basic Value
   Fund Class A                        3,596,456     4,394,646

*Merrill Lynch Capital Fund
   Class A                             2,000,291     2,213,837

*Merrill Lynch Global
   Allocation Fund Class A               746,801       712,512
                                     -----------   -----------
          Total Mutual Funds          12,319,746    14,305,403
                                     -----------   -----------
     Short Term Investments:
     ----------------------

*Merrill Lynch Retirement
   Preservation Trust                  7,910,067     7,910,067

*YES, Inc. Loan Fund                     951,067       951,067
                                     -----------   -----------
          Total short term
            investments                8,861,134     8,861,134
                                     -----------   -----------
          Total investments          $29,776,294   $32,356,100
                                     ===========   ===========

*Indicates a party in interest.

The accompanying notes are an integral part of this schedule.

                                                  SCHEDULE II
                                                  EIN# 06-1236430
                                                  PLAN# 001

                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1997

(a) Identity of     (b) Description          (c) Purchase
 party involved         of asset                 price
---------------     ---------------          ------------

Merrill Lynch       Retirement
                    Preservation Trust       $1,913,022
                                                   -

Merrill Lynch       Growth Fund
                    Investment and
                    Retirement
                    Class A                   1,810,281

Merrill Lynch    Basic Value Fund             1,293,806
                 Class A
                                                   -



(a) Identity of     (b) Description          (d) Selling
 party involved         of asset                 price
---------------     ---------------          ------------

Merrill Lynch       Retirement
                    Preservation Trust       $     -
                                              1,496,845

Merrill Lynch       Growth Fund
                    Investment and
                    Retirement                     -
                    Class A                     748,080

Merrill Lynch     Basic Value
                  Fund Class A                     -
                                                355,765



(a) Identity of     (b) Description          (e) Lease
 party involved         of asset                 Rental
---------------     ---------------          ------------

Merrill Lynch       Retirement
                    Preservation Trust        $    -
                                                   -

Merrill Lynch       Growth Fund
                    Investment and
                    Retirement
                    Class A                        -
                                                   -

Merrill Lynch   Basic Value                        -
                   Fund Class A                    -



(a) Identity of     (b) Description          (f) Expense incurred
 party involved         of asset                 with transaction
---------------     ---------------          --------------------
Merrill Lynch       Retirement
                    Preservation Trust        $    -
                                                   -

Merrill Lynch       Growth Fund
                    Investment and
                    Retirement
                    Class A                        -
                                                   -

Merrill Lynch      Basic Value                     -
                   Fund Class A                    -



(a) Identity of     (b) Description          (g) Cost of
 party involved         of asset                 asset
---------------     ---------------          ------------
Merrill Lynch       Retirement
                    Preservation Trust       $1,913,022
                                              1,496,845

Merrill Lynch       Growth Fund
                    Investment and            1,810,281
                    Retirement
                    Class A                     613,427

Merrill Lynch       Basic Value               1,293,808
                    Fund Class A                297,447


                                             (h) Current value
(a) Identity of     (b) Description              of an asset on
 party involved         of asset                 transaction date
---------------     ---------------          --------------------
Merrill Lynch       Retirement               $1,913,022
                    Preservation Trust        1,496,845


Merrill Lynch       Growth Fund Investment
                    and Retirement            1,810,281
                    Class A                     748,080

Merrill Lynch      Basic Value                1,293,806
                   Fund Class A                 355,765



(a) Identity of     (b) Description          (i) Net gain
 party involved         of asset                 or (loss)
---------------     ---------------          ------------
Merrill Lynch       Retirement               $     -
                    Preservation Trust             -


Merrill Lynch       Growth Fund                    -
                    Investment and
                    Retirement
                    Class A                     134,653

Merrill Lynch      Basic Value                     -
                   Fund Class A                  58,318



The accompanying notes are an integral part of this schedule.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Form 11-K has been signed below by the following persons in the capacities indicated.

Date           Title                    Signature

June 30, 1998  Chairman, President and  /s/Branko Terzic
               Chief Executive Officer  ----------------------
                                        Branko Terzic


June 30, 1998  Vice President and       /s/Michael E. Bielonko
               Chief Financial Officer  ----------------------
                                        Michael E. Bielonko


June 30, 1998  Controller               /s/Nicholas A. Rinaldi
                                        ----------------------
                                        Nicholas A. Rinaldi


June 30, 1998  Director                 /s/Sanford Cloud, Jr.
                                        ----------------------
                                        Sanford Cloud, Jr.


June 30, 1998  Director                 /s/ Eileen S. Kraus
                                        -----------------------
                                        Eileen S. Kraus


June 30, 1998  Director                 /s/Frederick M. Lowther
                                        -----------------------
                                        Frederick M. Lowther


June 30, 1998  Director                 /s/ Emery G. Olcott
                                        -----------------------
                                        Emery G. Olcott


June 30, 1998  Director                 /s/ John J. Rando
                                        ------------------------
                                        John J. Rando

June 30, 1998  Director                 /s/ Patricia M. Worthy
                                        -----------------------
                                        Patricia M. Worthy